SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Income statement for third quarter 2009 preliminary results.

Preview of income statement for third quarter 2009

Improvement in the macro conditions

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08	THIRD QUARTER 2009 RESULTS	Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
CCS REPORTED EARNINGS (M€)
1,659	424	801	-51.7	CCS OPERATING INCOME	4,517	2,188	-51.6
735	235	303	-58.8	CCS NET INCOME	2,474	1,073	-56.6
CCS PROFORMA INDICATORS (M€)
1,647	428	759	-53.9	CCS ADJUSTED OPERATING INCOME	4,452	1,932	-56.6
723	265	279	-61.4	CCS ADJUSTED NET INCOME	2,228	964	-56.7
REPORTED EARNINGS (M€)
1,570	643	901	-42.6	OPERATING INCOME	5,072	2,484	-51.0
699	373	368	-47.4	NET INCOME	2,816	1,257	-55.4
PROFORMA INDICATORS (M€)
1,558	647	859	-44.9	ADJUSTED OPERATING INCOME	5,007	2,228	-55.5
687	403	344	-49.9	ADJUSTED NET INCOME	2,570	1,148	-55.3
EARNINGS PER SHARE
0.58	0.31	0.30	-48.3	Euros per share	2.32	1.04	-55.2
0.82	0.44	0.45	-45.1	Dollars per share	3.32	1.52	-54.2

THIRD QUARTER 2009 HIGHLIGHTS

•

Operating income in the quarter on the basis of current cost of supplies (CCS), excluding inventory holding gains (losses) fell 51.7% year-on-year. Adjusted operating income in the quarter, at CCS was down 53.9%.

•	CCS adjusted operating income in third quarter was affected mainly by the impact of lower commodity prices and refining margins.

•	Nevertheless, the upturn in macro conditions has allowed us to sequentially increase CCS adjusted operating income by 77% versus second quarter.

•

The Company’s net financial debt at the end of third quarter was 10,575 M€, that is, 170 M€ more than at the end of second quarter despite the 641 M€ payment of the Repsol YPF, S.A. final dividend for 2008. The debt/capital employed ratio at the end of the quarter stood at 29.6%.

•

At the end of third quarter 2009, the Group’s net debt ex Gas Natural totalled 4,062 M€ vs. 3,657 M€ at the end of the previous quarter. The net debt/capital employed ratio at the end of third quarter was 14.2%.

•	Fifteen discoveries were announced in the first ten months of the year in the Company’s key growth areas: deep waters offshore the Gulf of Mexico and Brazil and in North Africa.

•	The Company announced three discoveries since the last earnings presentation: Abaré West (Brazil); Perla X1 (Venezuela); and Venus B-1 (Sierra Leone).

Preview of income statement for third quarter 2009

1.- BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08		Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
672	140	293	-56.4	OPERATING INCOME (M€)	1,999	618	-69.1
620	172	302	-51.3	ADJUSTED OPERATING INCOME (M€)	1,975	659	-66.6
126	132	141	11.9	LIQUIDS PRODUCTION (Thousand boepd)	129	129	-0.1
1,152	1,166	1,045	-9.3	GAS PRODUCTION (*) (Million scf/d)	1,148	1,119	-2.5
331	340	327	-1.2	TOTAL PRODUCTION (Thousand boepd)	334	328	-1.6
376	338	290	-22.9	INVESTMENTS (M€)	858	942	9.8
90	62	70	-22.2	EXPLORATION EXPENSE (M€)	294	160	-45.6

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08	INTERNATIONAL PRICES	Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
115.1	59.1	68.1	-40.8	Brent ($/Bbl)	111.1	57.3	-48.4
118.2	59.8	68.2	-42.3	WTI ($/Bbl)	113.5	57.3	-49.5
10.2	3.5	3.4	-66.7	Henry Hub ($/Mbtu)	9.7	3.9	-59.8

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08	REALISATION PRICES	Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
104.9	53.9	62.9	-40.0	OIL ($/Bbl)	100.3	53.4	-46.8
4.6	2.0	2.1	-54.3	GAS ($/Thousand scf)	4.3	2.2	-48.8

(*)	1,000 Mcf/d = 28.32 Mm3 /d = 0.178 Mboed

Adjusted operating income in third quarter 2009 was 302 M€, 51.3% lower than in third quarter 2008. The 318 M€ year-on-year variation is mainly due to the following factors:

•	Realization prices, net of the impact of lower taxes, diminished income by 417 M€.

•	Lower exploration costs had a positive impact of 25 M€.

•	The year-on-year appreciation of the dollar against the euro increased income by 20 M€.

•	Lastly, other minor items explain the remaining difference.

Production in this quarter was 327 Kboepd, 1.2% less than in the same quarter of 2008. Liquids production increased in Shenzi (United States) and gas production declined due to reduced demand from PDVSA in Venezuela and decreased demand in Brazil for Bolivian gas, in addition to the scheduled 22-day maintenance turnaround at the gas processing plant at the TFT field in Algeria.

If we exclude the impact of contractual and regulatory changes and the OPEC quota reduction, production in the quarter would have increased 2.5% in comparison with the same period last year. This growth is attributable to the start of operations and ramp up of the Shenzi oil field (GoM-US), one of the growth projects contemplated in the company’s Strategic Plan 2008-12.

Preview of income statement for third quarter 2009

January to September 2009 results

At 659 M€, adjusted operating income in the first nine months of 2009 was down 66.6% year-on-year mainly on the back of lower international prices for oil and gas.

Production in the first nine months of 2009 (328 Kboepd) was 1.6% lower than in the same period last year (334 Kboepd). Excluding the above-mentioned impact of contractual and regulatory changes and the OPEC quota reduction, production would have been 4.8% higher than in the same year-ago period thanks to the start-up of the Shenzi field.

Investments in third quarter 2009 in Upstream amounted to 290 M€. Investments in development represented 33% of total investments and were mainly spent in the U.S. (30%), Trinidad & Tobago (26%), and Libya (13%).

Investments in the first nine months of this year totalled 942M€, 9.8% higher year-on-year. Investments in development accounted for 42% of the total amount, mainly spent in the U.S. (47%), Trinidad & Tobago (21%), and Libya (9%).

Preview of income statement for third quarter 2009

1.2.- LNG

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08		Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
38	23	5	-86.8	OPERATING INCOME (M€)	88	39	-55.7
38	23	5	-86.8	ADJUSTED OPERATING INCOME (M€)	88	39	-55.7
70.4	37.0	35.1	-50.1	ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	64.4	38.3	-40.5
52.6	47.2	47.5	-9.7	LNG SALES (TBtu)	149.1	133.2	-10.7
78	40	33	-57.7	INVESTMENTS(M€)	223	103	-53.8

1 TBtu= 1,000,000 Mbtu

1 bcm= 1,000 Mm3 = 39.683 TBtu

Adjusted operating income in third quarter 2009 was 5 M€ million, 86.8% lower than the 33 M€ posted a year earlier.

Third quarter results were mainly affected by the following factors:

•	On the upside, increased sales volumes in Trains 2 and 3 in Trinidad & Tobago.

•

On the downside, lower electricity pool prices in the Spanish market and decreased electricity and natural gas sales diminished operating income at Bahía Bizkaia Electricidad, S.L. (BBE). In addition, volumes and margins declined at the LNG marketing division and fleet as a result of several factors, including the sharp drop in international gas prices.

January to September 2009 results

Adjusted operating income in the first nine months amounted to 39 M€, 55.7% down year-on-year because of lower prices in the Spanish electricity pool, the drop in international gas prices, and lower LNG margins and marketing volumes.

Investments in the LNG division in third quarter 2009 totalled 33 M€ and were mainly earmarked for the Canaport LNG project.

Investments in the first nine months of 2009 totalled 103 M€, mainly spent in the Canaport LNG plant.

Preview of income statement for third quarter 2009

1.3.- DOWNSTREAM

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08		Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
504	53	101	-80.0	CCS OPERATING INCOME (M€)	985	470	-52.3
480	56	106	-77.9	CCS ADJUSTED OPERATING INCOME (M€)	1,025	473	-53.9
3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08		Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
415	272	201	-51.6	OPERATING INCOME (M€)	1,540	766	-50.3
391	275	206	-47.3	ADJUSTED OPERATING INCOME (M€)	1,580	769	-51.3
10,681	9,359	9,186	-14.0	OIL PRODUCT SALES (Thousand tons)	32,618	28,037	-14.0
625	707	541	-13.4	PETROCHEMICAL PRODUCT SALES (Thousand tons)	2,120	1,706	-19.5
692	713	652	-5.8	LPG SALES (Thousand tons)	2,365	2,236	-5.4
309	427	457	47.9	INVESTMENTS (M€)	939	1,209	28.7

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08	REFINING MARGIN INDICATOR ($/Bbl)	Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
7.4	0.5	0.3	-95.9	Spain	7.0	1.8	-74.3

Adjusted operating income on the basis of current cost of supplies (CCS) was 106 M€, falling 77.9% year-on-year. Adjusted income in third quarter 2009, including 100 M€ in inventory gains, amounted to 206 M€ versus 391 M€ posted in the same quarter last year which included 89 M€ in inventory losses.

The following factors explain the 374 M€ drop in CCS adjusted operating income in third quarter in comparison with the same period a year earlier:

•

In the Refining business, this was due to lower refining margins that were partially offset by lower fixed costs, achieved thanks to the implementation of cost savings plans. The combined effect of the above-mentioned factors had a 355 M€ adverse impact on operating income.

•	Enhanced performance in Marketing & LPG activities increased earnings by 44 M€.

•	The adjusted integrated downstream indicator, which considers all downstream activities except chemicals, was 3.90 $/Bbl in the quarter.

•	Chemical activities and other minor items explain the remaining differences.

Preview of income statement for third quarter 2009

January to September 2009 results

Adjusted CCS operating income, excluding inventory effects, was 473 M€ in the first nine months of the year, 53.9% less than the 1,025 M€ posted a year earlier. Adjusted operating income in these first nine months totalled 769 M€ versus 1,580 M€ in the previous year, principally because of narrower refining margins and the accounting impact of inventory effects.

The same impacts affecting third quarter performances can be applied in the analysis of first nine months results. The effects of narrower refining margins and the weak chemical business could not be offset by operating income growth in Marketing and LPG activities.

Investments in Downstream in third quarter and in the first nine months of 2009 amounted to 457 M€ and 1,209 M€, respectively, mainly spent in the enlargement of the Cartagena facilities and in the fuel oil reductor unit at Bilbao.

Preview of income statement for third quarter 2009

1.4.- YPF

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08		Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
402	129	211	-47.5	OPERATING INCOME (M€)	1,046	663	-36.6
451	95	211	-53.2	ADJUSTED OPERATING INCOME (M€)	1,186	458	-61.4
319	310	287	-10.0	LIQUIDS PRODUCTION (Kboepd)	312	306	-1.7
1,825	1,619	1,567	-14.1	GAS PRODUCTION (*) (Million scf/d)	1,746	1,581	-9.4
643	598	566	-12.0	TOTAL PRODUCTION (Kboepd)	623	588	-5.6
4,026	3,689	3,220	-20.0	OIL PRODUCT SALES (Thousand tons)	11,514	10,448	-9.3
388	346	457	17.8	PETROCHEMICAL PRODUCT SALES (Thousand tons)	1,171	1,073	-8.4
98	109	89	-9.2	LPG SALES (Thousand tons)	290	312	7.7
346	201	181	-47.7	INVESTMENTS (M€)	912	618	-32.2

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08	INDICATORS	Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
44.7	42.4	43.4	-2.9	OIL REALISATION PRICES ($/Bbl)	41.8	41.7	-0.2
2.0	1.8	1.7	-15.0	GAS REALISATION PRICES ($/Kscf)	2.2	2.1	-2.4
617	182	202	-67.3	PETROCHEMICAL DERIVATIVES ($/ton)	529	193	-63.5

(*)	1,000 Mcf/d = 28.32 Mm3 /d = 0.178 Mboepd.

Adjusted operating income in third quarter 2009 was 211 M€ versus 451 M€ in third quarter 2008.

The most significant year-on-year variations, resulting in a drop of 240 M€ in adjusted operating income, are as follows:

•	Despite the continued increase in liquid prices in the local currency, lower prices in US dollars in the domestic market had a negative impact of 69 M€.

•	Decreased liquids sales volumes affected income by 102 M€.

•	Declining revenues, net of taxes, from exports and from products sold domestically the price of which depends on international oil prices, had a negative impact of 119M€.

•

In respect of gas, despite higher prices in the domestic and the generation segments, operating income decreased 67 M€ due to lower revenues in the industrial segment where prices are linked to international references.

•	Lower operating costs thanks to the implementation of a cost savings plan had a positive 160 M€ impact on operating income.

•	Lower depreciation charges increased income by 47 M€.

•	Lastly, other minor effects were responsible for the remaining year-on-year variations.

Production in the quarter fell 12.0% in comparison with same period last year which was affected by the oil workers’ labour strike in southern Argentina. Excluding this effect, production would have been 8.0% lower.

Preview of income statement for third quarter 2009

January to September 2009 results

Adjusted operating income in the first nine months fell 61.4% year-on-year to 458 M€. This drop shows that higher liquids prices in the local currency in the domestic market were unable to counter the effect of tax withholdings on exports, of lower revenues from products which, although sold in the domestic market, the prices thereof are linked to international prices and of lower revenues due to the negative currency exchange impact.

Production in the first nine months totalled 588 Kboepd, 5.6% less than in the same period last year, reflecting the natural decline of mature fields in the region and the effects of the oil workers’ strike in the second quarter of 2008 and in the third quarter of this year.

YPF investments in third quarter 2009 were 181 M€, of which amount, 66% was spent in Exploration and Production development projects.

Investments in the first nine months of 2009 amounted to 618 M€, 77% of which was spent in the development of Exploration and Production Projects.

Preview of income statement for third quarter 2009

1.5.- GAS NATURAL SDG

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08		Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
136	165	226	66.2	OPERATING INCOME (M€)	423	560	32.4
138	165	226	63.8	ADJUSTED OPERATING INCOME (M€)	432	560	29.6
598	2.600	277	-53.7	INVESTMENTS (M€)	724	4,840	—

Adjusted operating income in third quarter 2009 at Gas Natural SDG increased 63.8% to 226 M€ versus 138 M€ in the same year-ago quarter.

The 88 M€ increase was the result of the global integration of Unión FENOSA operating income for the entire quarter in Gas Natural SDG’s scope of consolidation, underscoring the positive impact of this acquisition on operating results.

January to September 2009 results

Adjusted operating income in the first nine months of the year was 560 M€ in comparison with 432 M€ recorded in the same year-ago period. The variables affecting the increase in the first nine months results are the same as those previously described for the quarter.

Investments in Gas Natural SDG in the third quarter and in the first nine months of 2009 amounted to 277 M€ and 4,840 M€, respectively. These investments were mainly spent in increasing its shareholding in Unión FENOSA. Other than this transaction, material investments, slightly higher year-on-year, were mainly spent in distribution and power activities.

1.6.- CORPORATE AND OTHERS

This caption reflects Corporate operating expenses and income/expenses not attributable to operating areas.

An adjusted expense of 91M€ was recorded in third quarter 2009 versus an adjusted expense of 80 M€ in third quarter 2008.

A negative operating income of 35 M€ was booked in third quarter 2009 versus a negative operating income of 75 M€ booked in third quarter 2008.

Preview of income statement for third quarter 2009

2.- FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€)	2Q09	3Q09	% Variation 3Q09/2Q09	Jan-Sept 09
NET DEBT AT THE START OF THE PERIOD	5,376	10,405	93.5	3,334
EBITDA	-1,545	-1,815	17.5	-4,803
VARIATION IN TRADE WORKING CAPITAL	490	-110		34
INVESTMENTS (1)	3,603	1,249	-65.3	7,775
DIVESTMENTS (1)	-153	-162	5.9	-584
DIVIDENDS (including affiliates) (2)	93	635	582.8	1,382
TRANSLATION DIFFERENCES	-198	-43	-78.3	-17
TAXES PAID	320	366	14.4	845
UNION FENOSA DEBT INCORPORATION	2,172	-19		2,153
OTHER MOVEMENTS	247	69	-72.1	456
NET DEBT AT THE CLOSE OF THE PERIOD	10,405	10,575	1.6	10,575
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	13,965	14,123	1.1	14,123
Debt ratio
CAPITAL EMPLOYED (M€)	35,788	35,754	-0.1	35,754
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	29.1	29.6	1.7	29.6
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	39	39.5	1.3	39.5
ROACE before non-adjusted items (%)	5.2	5.9	13.5	6.1

(1)	Additionally, in the January-September 2009 period, financial investments were made totalling 18 M€, which implies total investments of 7,793 M€. Financial divestments were also made totalling 55M€, which implies 639 M€ in total divestments.
(2)	The difference between the Repsol YPF, S.A. final dividend for 2008 (641 M€) and the figure reflected in the table as the dividend payment (635 M€) is explained by the sum of the dividend for shares held in the parent company at the final dividend payment date.

The Company’s net financial debt at the end of third quarter 2009 amounted to 10,575 M€, representing an increase of 170 M€ in comparison with the figure at the end of second quarter 2009 (10,405 M€) despite payment of the final Repsol YPF, S.A. dividend for 2008 totalling 641 M€.

The net debt/capital employed ratio at 30 September 2009 stood at 29.6%. Taking preference shares into account, the ratio is 39.5%.

The Group’s net financial debt ex GN at the end of third quarter 2009 was 4,062 M€ versus 3,657 M€ at the end of the second quarter, implying an increase of 405 M€ in this period. Operating cash flows in the quarter were sufficient to meet committed investments, tax payments, and, partially, the payment of the final Repsol YPF, S.A. dividend.

The net debt-to-capital employed ratio at the end of third quarter 2009 for the consolidated Group ex GN was 14.2%. Taking preference shares into account, the ratio is 26.6%.

Preview of income statement for third quarter 2009

Net financial expenses in the first nine months of 2009 totalled 278 M€ versus the 236 M€ net expense recorded in the same period a year earlier. The following aspects are worth mentioning:

•

Net interest expense: The 126 M€ increase in net interest expense is mainly explained by the increase in average debt due to Gas Natural’s acquisition of Unión FENOSA, coupled with the incorporation of Unión FENOSA’s debt since 30 April of this year. This impact was partially offset by lower interest rates in comparison with 2008.

•	Hedging positions: Income in the first nine months of 2009 (288 M€) is attributable to:

•	Interest rates: interest rate gains (44 M€) were due to the rise in the USD curve (medium term) and the drop in the EUR curve (all periods), mainly in the second quarter of the year.

•

Exchange rates: the income generated during the year (244 M€) was achieved thanks to active management of hedge positions in currency markets, attributable to the exposure vs. the USD and the ARS. Its depreciation vs. the EUR reduced the value of liabilities denominated in these currencies.

•

Other financial expenses: the 65 M€ increase was mainly due to the incorporation in 2009 of finance lease expenses for the transport of natural gas marketed in the United States and in Canada through the gas pipeline.

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08	FINANCIAL INCOME/EXPENSES (M€)	Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
-104	-163	-163	56.7	NET INTEREST EXPENSE (incl. preferred shares)	-311	-437	40.5
-54	188	-9	-83.3	HEDGING POSITIONS INCOME/EXPENSE	168	288	71.4
-12	41	-7	-41.7	Interest rate	-40	44	—
-42	147	-2	-95.2	Exchange rate	208	244	17.3
-35	-37	-40	14.3	UPDATE OF PROVISIONS	-106	-123	16.0
17	24	30	76.5	CAPITALISED INTEREST	46	92	100
-1	-11	-59	—	OTHER FINANCIAL INCOME / EXPENSES	-33	-98	—

-177	1	-242	36.7	TOTAL	-236	-278	17.8

3.- OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The 2009 corporate income tax rate is estimated at 40.5% based on figures at the end of this third quarter. Taxes accrued in third quarter 2009 totalled 272 M€ implying a 41.2% effective tax rate.

Preview of income statement for third quarter 2009

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

3Q 2008	2Q 2009	3Q 2009	% Variation 3Q09/3Q08	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	Jan-Sept 2008	Jan-Sept 2009	% Variation 09/08
-19.4	-9.2	6.0	—	UPSTREAM	-7.3	-4.0	—
18.4	12.6	6.2	-66.3	LNG	42.0	34.6	-17.6
8.9	6.1	10.7	20.2	DOWNSTREAM	21.0	19.9	-5.2
1.7	3.9	-5.0	—	YPF	9.5	-0.6	—
-0.5	8.5	0.6	—	Gas Natural SDG	1.4	17.8	—

9.1	21.9	18.5	103.3	TOTAL	66.6	67.7	1.7

Income from minority interests in third quarter 2009 totalled 18.5 M€ versus 9.1 M€ in the same quarter last year. The increase in the Upstream division is because results in the third quarter of 2008 included the depreciation of a well owned by ENIREPSA.

3.3.- MINORITY INTERESTS

Adjusted income attributable to minority interests in third quarter 2009 amounted to 38 M€ in comparison with 48 M€ in third quarter 2008. This caption also reflects the minority interests in 14.9% of YPF earnings following the divestment made in February 2008.

Preview of income statement for third quarter 2009

4.- HIGHLIGHTS

Since the publication of second quarter 2009 results, the most significant items announced by the company were as follows:

In Upstream, on 9 September Repsol announced that, after the satisfactory results of the preliminary production tests at the deep water Guará field in Brazil’s Santos Basin, total recoverable volume in this area could reach between 1.1 and 1.2 billion barrels of high-quality crude oil and natural gas. The well is in block BM-S-9, 310 kilometres offshore the State of Sao Paulo. Repsol had announced the Guará discovery in June 2008.

Production tests indicated that, based on the flows from the Guará field, one single well could produce tens of thousands of barrels of oil equivalent per day. Due to the field’s potential, the consortium has decided to install a platform at Guará to produce 120,000 boepd, making it the second producing field in the Santos Basin. On 1 September, the Government of Brazil submitted a Governmental Plan proposal for the pre-salt area, ensuring the investments that have already been planned by oil companies for the long-term, since no changes were introduced in respect of the areas already put out to tender and awarded.

On 15 September, Repsol announced a new oil and gas discovery in Block BM-S-9 in deep waters in Brazil’s Santos Basin. The discovery was made at the Abaré West well in the Carioca appraisal area 290 kilometres off the coast of Sao Paulo, in water at a depth of 2,163 metres. The consortium which made the discovery comprising Repsol (25% stake), Petrobras (45%—Operator) and BG Group (30%), will continue working on the project and making the necessary investments in order to appraise this area, as contemplated in the Appraisal Plan approved by Brazil’s National Petroleum Agency (ANP).

On 17 September, Repsol and its partners announced the first oil and gas discovery offshore Sierra Leone, indicating the potential of a previously unexplored area. The discovery was made at the Venus B-1 well in Block SL 6/07 at a total depth of 5,638 meters 1,798 metres in water. The Venus B-1 well is the first one drilled in the Sierra Leone-Liberia basin. Preliminary results are currently being appraised and new exploration wells, to be drilled shortly, will make it possible to determine the area’s commercial potential. The discovering consortium is made up of Repsol (25%), the North American company Anadarko (operator, 40%), Australia’s Woodside (25%) and the British company Tullow (10%).

On 16 October, Repsol confirmed the biggest ever gas discovery and the largest of its kind made in Venezuela. The Perla 1X well reached a total depth of 3,147 metres in water 60 metres deep. Production tests yielded a flow of 570,000 cubic metres of gas/day and 620 barrels of oil per day, with the flow being constrained by rig equipment restrictions. Repsol is the co-operator jointly with the Italian ENI in the discovering consortium for the Cardón IV block with a 50% interest in the exploration phase. For the development phase, Venezuela’s State-owned PDVSA would acquire a 35% stake in the consortium while Repsol and ENI would each hold a 32.5% stake. The Perla 1X discovery was classified by the IHS information department specialising in hydrocarbons as one of the five largest made in the world in 2009. The field could contain recoverable gas volumes totalling between 1 and 1.4 billion boe, sufficient to cover gas demand in Spain during 5 years.

The start-up work and the connection of the Shenzi development fields to the TLP platform continued during the third quarter. Oil production during the month of September totalled more than 120,000 boepd.

The first two development wells in the Cashiriari field in block 88 in Peru, in which Repsol holds a 10% stake, started production in the first half of July.

On 27 October, gas production in the Savonette field offshore Trinidad and Tobago where Repsol has a 30% interest came on stream.

In LNG, on 25 September, Repsol’s Chairman and CEO, Antonio Brufau, inaugurated the Canaport LNG regasification plant, culminating the third out of the ten strategic projects envisioned in the Company’s 2009-2012 Strategic Plan. He was accompanied at the inauguration ceremony by Kenneth Irving, CEO of Irving Oil, and by the Governor of the province of New Brunswick, Shawn Graham. Repsol, which holds a 75% stake and is the operator of the plant which supplies liquefied natural gas to the terminal, is entitled to the entire regasification capacity.

Preview of income statement for third quarter 2009

In Gas Natural SDG, the merger of this company with Unión FENOSA was concluded on 7 September after the new company’s shares started to trade in the stock market and after having registered the public deed of the merger at the Barcelona Mercantile Register on 4 September when the market closed. The completion of this merger culminates the acquisition process by the gas company of the electrical utility, a process initiated in July 2008 by Gas Natural SDG when it announced that it would acquire the shares of Unión FENOSA held by ACS and after having executed the corresponding purchase agreement. This transaction, completed in less than 14 months, has complied with the foreseen timetable in relation to this process.

With this transaction, Gas Natural SDG has fulfilled its objective of integrating the gas and power activities in a company with broad experience in the electricity sector, able to compete efficiently in markets characterised by an increasing concentration process, globalisation, and greater competition.

In the Corporation, on 9 October, Repsol International Finance, B.V. (Repsol YPF Group) announced the completion of the transaction, announced on 2 October, whereby bondholders of the “EUR 1,175,000,000 6 per cent Guaranteed Notes Due 2010” (“Bono 2010”) bonds were offered the possibility of swapping their bonds, totally or partially, for the increased issue of the “EUR 650,000,000 4.75 per cent Guaranteed Notes Due 2017” bond, both of which are listed in the Luxembourg Stock Exchange. In accordance with the terms and conditions of the Exchange Offer Memorandum, the price of the new issue was set at 100.50%, with a yield of 4.664%. The swap ratio for the new bond was determined at 1.018201.

Madrid, 12 November 2009

Investor Relations

E-mail: inversores@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel: 34 917 53 55 48

Fax: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 12 November, at 4:00 p.m. (CET) to report on Repsol’s third quarter 2009 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Preview of income statement for third quarter 2009

TABLES

3rd QUARTER 2009 RESULTS

Preview of income statement for third quarter 2009

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q08	2Q09	3Q09	2008	2009
EBITDA	2,442	1,545	1,815	7,358	4,803
Income from continuous operations before financial expenses	1,570	643	901	5,072	2,484
Financial expenses	(177)	1	(242)	(236)	(278)
Income before income tax and income of associates	1,393	644	659	4,836	2,206
Income tax	(655)	(255)	(272)	(1,908)	(883)
Share in income of companies carried by the equity method	9	22	19	67	68
Income for the period	747	411	406	2,995	1,391
ATTRIBUTABLE TO:
Minority interests	48	38	38	179	134

EQUITY HOLDERS OF THE PARENT	699	373	368	2,816	1,257

Resultado atribuido a la sociedad dominante por acción (*)
* Euros/acción	0.58	0.31	0.30	2.32	1.04
* $/ADR	0.82	0.44	0.45	3.32	1.52

(*)

Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares. Earnings per share was calculated taking into account the average number of outstanding shares, considering shares held by the company. The average number of outstanding shares was 1.212.907.057 during 2008 and 1.208.784.757 during 2009.

Dollar/euro exchange rate at date of closure of each quarter

1.430 dollars per euro in 3T08

1.413 dollars per euro in 2T09

1.464 dollars per euro in 3T09

Preview of income statement for third quarter 2009

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	3Q08			JANUARY-SEPTEMBER 2008
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,570	(12)	1,558	5,072	(65)	5,007
Upstream	672	(52)	620	1,999	(24)	1,975
GNL	38	—	38	88	—	88
Downstream	415	(24)	391	1,540	40	1,580
YPF	402	49	451	1,046	140	1,186
Gas Natural SDG	136	2	138	423	9	432
Corporación y otros	(93)	13	(80)	(24)	(230)	(254)
Financial expenses	(177)	—	(177)	(236)	—	(236)
Income before income tax and income of associates	1,393	(12)	1,381	4,836	(65)	4,771
Income tax	(655)		(655)	(1,908)	(181)	(2,089)
Share in income of companies carried by the equity method	9	—	9	67	—	67
Income for the period	747	(12)	735	2,995	(246)	2,749
			—			—
ATTRIBUTABLE TO:
Minority interests	48	—	48	179	—	179

EQUITY HOLDERS OF THE PARENT	699	(12)	687	2,816	(246)	2,570

	2Q09			JANUARY-JUNE 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	643	4	647	1,583	(214)	1,369
Upstream	140	32	172	325	32	357
GNL	23	—	23	34	—	34
Downstream	272	3	275	565	(2)	563
YPF	129	(34)	95	452	(205)	247
Gas Natural SDG	165	—	165	334	—	334
Corporación y otros	(86)	3	(83)	(127)	(39)	(166)
Financial expenses	1	—	1	(36)	—	(36)
Income before income tax and income of associates	644	4	648	1,547	(214)	1,333
Income tax	(255)	25	(230)	(611)	111	(500)
Share in income of companies carried by the equity method	22	—	22	49	—	49
Income for the period	411	29	440	985	(103)	882
						—
ATTRIBUTABLE TO:
Minority interests	38	(1)	37	96	(18)	78

EQUITY HOLDERS OF THE PARENT	373	30	403	889	(85)	804

	3Q09			JANUARY-SEPTEMBER 2009
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	901	(42)	859	2,484	(256)	2,228
Upstream	293	9	302	618	41	659
GNL	5	—	5	39		39
Downstream	201	5	206	766	3	769
YPF	211	—	211	663	(205)	458
Gas Natural SDG	226	—	226	560		560
Corporación y otros	(35)	(56)	(91)	(162)	(95)	(257)
Financial expenses	(242)	—	(242)	(278)		(278)
Income before income tax and income of associates	659	(42)	617	2,206	(256)	1,950
Income tax	(272)	18	(254)	(883)	129	(754)
Share in income of companies carried by the equity method	19	—	19	68		68
Income for the period	406	(24)	382	1,391	(127)	1,264
			—			—
ATTRIBUTABLE TO:
Minority interests	38	—	38	134	(18)	116

EQUITY HOLDERS OF THE PARENT	368	(24)	344	1,257	(109)	1,148

Preview of income statement for third quarter 2009

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q08	2Q09	3Q09	2008	2009
Upstream	1,361	661	840	4,084	2,062
USA and Brazil	63	140	209	293	393
North of Africa	538	132	225	1,672	501
Rest of the world	778	413	423	2,158	1,229
Adjustments	(18)	(24)	(17)	(39)	(61)
LNG	472	269	252	1,173	805
Downstream	11,502	7,330	8,254	35,303	22,968
Europe	10,971	7,081	8,002	33,250	22,216
Rest of the world	1,142	612	667	4,102	1,829
Adjustments	(611)	(363)	(415)	(2,049)	(1,077)
YPF	2,914	2,045	2,017	7,526	6,360
Upstream	1,097	1,065	947	3,062	3,337
Downstream	2,448	1,631	1,626	6,119	4,861
Corporate	78	62	74	201	192
Adjustments	(709)	(713)	(630)	(1,856)	(2,030)
Gas Natural SDG	1,017	1,052	1,268	3,011	3,299
Corporate & others	(717)	(300)	(260)	(1,817)	(774)

TOTAL	16,549	11,057	12,371	49,280	34,720

Preview of income statement for third quarter 2009

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q08	2Q09	3Q09	2008	2009
Upstream	672	140	293	1,999	618
USA and Brazil	24	(9)	39	56	31
North of Africa	335	69	166	1,119	324
Rest of the world	313	80	88	824	263
LNG	38	23	5	88	39
Downstream	415	272	201	1,540	766
Europe	396	232	176	1,472	654
Rest of the world	19	40	25	68	112
YPF	402	129	211	1,046	663
Upstream	68	146	108	365	608
Downstream	375	18	124	818	141
Corporate	(41)	(35)	(21)	(137)	(86)
Gas Natural SDG	136	165	226	423	560
Corporate & others	(93)	(86)	(35)	(24)	(162)

TOTAL	1570	643	901	5,072	2,484

Preview of income statement for third quarter 2009

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q08	2Q09	3Q09	2008	2009
Upstream	759	323	510	2,425	1,143
USA and Brazil	32	54	170	139	234
North of Africa	384	95	178	1,213	383
Rest of the world	343	174	162	1,073	526
LNG	51	44	35	126	108
Downstream	633	423	352	2,158	1,201
Europe	591	371	317	2,014	1,058
Rest of the world	42	52	35	144	143
YPF	855	545	593	2,229	1,667
Upstream	457	503	428	1,344	1,434
Downstream	419	64	166	936	275
Corporate	(21)	(22)	(1)	(51)	(42)
Gas Natural SDG	209	285	383	642	903
Corporate & others	(65)	(75)	(58)	(222)	(219)

TOTAL	2,442	1,545	1,815	7,358	4,803

Preview of income statement for third quarter 2009

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES			JANUARY-SEPTEMBER
	3Q08	2Q09	3Q09	2008	2009
Upstream	376	338	290	858	942
USA and Brazil	123	165	119	349	368
North of Africa	182	58	82	279	226
Rest of the world	71	115	89	230	348
LNG	78	40	33	223	103
Downstream	309	427	457	939	1,209
Europe	296	422	449	888	1,187
Rest of the world	13	5	8	51	22
YPF	346	201	181	912	618
Upstream	259	160	120	729	478
Downstream	54	32	41	116	100
Corporate	33	9	20	67	40
Gas Natural SDG	598	2,600	277	724	4,840
Corporate & others	40	—	25	130	81

TOTAL	1,747	3,606	1,263	3,786	7,793

Preview of income statement for third quarter 2009

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	SEPTEMBER 2009
NON-CURRENT ASSETS
Goodwill	2,851	4,506
Other intangible assets	1,228	2,373
Property, Plant and Equipment	25,737	31,848
Investment property	31	39
Equity-accounted financial investments	525	535
Non-current financial assets
Non-current financial instruments	1,585	1,641
Others	881	553
Deferred tax assets	1,463	1,627
Other non-current assets	276	350
CURRENT ASSETS
Non-current assets classified as held for sale (*)	1,251	1,273
Inventories	3,584	4,077
Trade and other receivables	6,632	6,559
Other current financial assets	494	216
Cash and cash equivalents	2,891	2,418

TOTAL ASSETS	49,429	58,015

TOTAL EQUITY
Attributable to equity holders of the parent	20,100	20,025
Attributable to minority interests	1,170	1,606
NON-CURRENT LIABILITIES
Subsidies	108	239
Non-current provisions	2,710	3,057
Non-current financial debt	10,315	15,128
Deferred tax liabilities	2,554	3,170
Other non-current liabilities
Current debt for finance leases	721	1,954
Others	730	1,061
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	601	590
Current provisions	437	160
Current financial liabilities	1,788	3,322
Trade debtors and other payables:
Current debt for finance leases	31	165
Other trade debtors and payables	8,164	7,538

TOTAL LIABILITIES	49,429	58,015

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Preview of income statement for third quarter 2009

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-SEPT
	2008	2009
I. CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and associates	4,836	2,206
Adjustments:
Depreciation of Property, Plant and Equipment	2,210	2,579
Other adjustments (net)	312	18

EBITDA	7,358	4,803
Variation in working capital	(1,459)	(34)
Dividends received	73	52
Income taxes received/(paid)	(2,042)	(845)
Other proceeds/(payments) from operating activities	(287)	(256)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(2,256)	(1,049)

	3,643	3,720

II. CASH FLOWS FROM INVESTING ACTIVITIES
Investment payments
Group companies, associates, and business units	(140)	(4,463)
Property, plant and equipment, intangible assets and property investments	(3,095)	(3,189)
Other financial assets	(551)	(141)

Total Investments	(3,786)	(7,793)
Proceeds on divestments	982	639
Other cash flows	(164)	54

	(2,968)	(7,100)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Receipts/Payments from equity instruments	(175)	51
Proceeds on issue of financial liabilities	2,815	8,263
Payments for return and amortization of financial obligations	(1,604)	(3,992)
Dividends paid	(1,493)	(1,382)
Interest paid	(463)	(562)
Other proceeds/(payments) from financing activities	161	564

	(759)	2,942

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,585	2,891
Net cash flows (I, II y III)	(84)	(438)
Translation differences	24	(35)

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2,525	2,418

Preview of income statement for third quarter 2009

TABLES

OPERATING HIGHLIGHTS

3rd QUARTER 2009

Preview of income statement for third quarter 2009

OPERATING HIGHLIGHTS UPSTREAM

		2008				2009				% Variation 09 / 08
	Unit	1Q	2Q	3Q	Accum	1Q	2Q	3Q	Accum
HYDROCARBON PRODUCTION	K Boed	333	336	331	334	317	340	327	328	-1.6%
Crude and Liquids production	K Boed	131	131	126	129	113	132	141	129	-0.1%
USA and Brazil	K Boed	15	15	14	15	12	31	46	30	101.1%
North Africa	K Boed	55	55	55	55	40	39	37	39	-29.5%
Rest of the world	K Boed	61	60	57	59	61	62	58	60	1.9%
Natural gas production	K Boed	202	206	205	204	204	208	186	199	-2.5%
USA and Brazil	K Boed	1	1	1	1	1	2	3	2	143.4%
North Africa	K Boed	10	9	9	9	14	13	7	11	21.5%
Rest of the world	K Boed	192	196	195	194	189	193	176	186	-4.2%

Preview of income statement for third quarter 2009

OPERATING HIGHLIGHTS DOWNSTREAM

		2008				2009				% Variación 09 / 08
	Unit	1Q	2Q	3Q	Accum.	1Q	2Q	3Q	Accum.
REFINING AND MARKETING CRUDE PROCESSED	Mtoe	10.1	10.0	9.8	29.8	9.2	8.1	8.0	25.3	-15.4%
Europe	Mtoe	8.5	8.4	8.9	25.7	8.2	7.1	7.1	22.3	-13.2%
Rest of the world	Mtoe	1.7	1.6	0.9	4.1	1.0	1.0	1.0	2.9	-29.0%
SALES OF OIL PRODUCTS	Kt	11,072	10,865	10,681	32,618	9,492	9,359	9,186	28,037	-14.0%
Europe	Kt	9,064	8,915	9,301	27,280	8,522	8,279	8,242	25,043	-8.2%
–Own network	Kt	5,906	5,640	6,104	17,650	5,256	5,344	5,343	15,943	-9.7%
- Light products	Kt	4,865	4,685	5,102	14,652	4,386	4,416	4,489	13,291	-9.3%
- Other Products	Kt	1,041	955	1,002	2,998	870	928	854	2,652	-11.5%
–Other Sales to Domestic Market	Kt	1,688	1,675	1,708	5,071	1,786	1,560	1,526	4,872	-3.9%
- Light products	Kt	1,227	1,179	1,174	3,580	1,278	1,064	1,080	3,422	-4.4%
- Other Products	Kt	461	496	534	1,491	508	496	446	1,450	-2.7%
–Exports	Kt	1,470	1,600	1,489	4,559	1,480	1,375	1,373	4,228	-7.3%
- Light products	Kt	408	454	304	1,166	527	549	412	1,488	27.6%
- Other Products	Kt	1,062	1,146	1,185	3,393	953	826	961	2,740	-19.2%
Rest of the world	Kt	2,008	1,950	1,380	5,338	970	1,080	944	2,994	-43.9%
–Own network	Kt	789	812	779	2,380	413	474	460	1,347	-43.4%
- Light products	Kt	667	644	631	1,942	349	375	378	1,102	-43.3%
- Other Products	Kt	122	168	148	438	64	99	82	245	-44.1%
–Other Sales to Domestic Market	Kt	782	826	361	1,969	330	375	321	1,026	-47.9%
- Light products	Kt	591	589	263	1,443	250	264	252	766	-46.9%
- Other Products	Kt	191	237	98	526	80	111	69	260	-50.6%
–Exports	Kt	437	312	240	989	227	231	163	621	-37.2%
- Light products	Kt	105	58	68	231	73	131	106	310	34.2%
- Other Products	Kt	332	254	172	758	154	100	57	311	-59.0%
CHEMICALS
Sales of petrochemicals products	Kt	793	701	625	2,120	458	707	541	1,706	-19.5%
Europe	Kt	711	624	564	1,898	412	577	462	1,451	-23.6%
Base petrochemical	Kt	183	170	134	486	74	173	103	350	-28.1%
Derivative petrochemicals	Kt	529	454	429	1,412	338	404	359	1,101	-22.0%
Rest of the world	Kt	82	77	62	221	46	130	79	255	15.3%
Base petrochemical	Kt	15	17	12	45	0	25	16	40	-9.9%
Derivative petrochemicals	Kt	67	60	49	177	46	106	64	215	21.7%
LPG
LPG sales	Kt	917	756	692	2,365	871	713	652	2,236	-5.4%
Europe	Kt	602	387	306	1,296	577	372	283	1,232	-4.9%
Rest of the world	Kt	314	369	386	1,069	294	341	369	1,004	-6.1%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Refap figures are not included since third quarter 2008.

Preview of income statement for third quarter 2009

OPERATING HIGHLIGHTS YPF

		2008				2009				% Variation 09 / 08
	Unit	1Q	2Q	3Q	Accum	1Q	2Q	3Q	Accum
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	632	592	643	623	601	598	566	588	-5.6%
Crude and Liquids production	K Boed	329	288	319	312	323	310	287	306	-1.7%
Argentina	K Boed	329	288	315	311	320	307	285	304	-2.1%
Rest of the world	K Boed	0	0	3	1	3	2	2	2	108.4%
Natural gas production	K Boed	303	304	325	311	278	288	279	282	-9.4%
Argentina	K Boed	303	304	324	311	277	288	279	281	-9.5%
Rest of the world	K Boed	0	0	1	0	1	0	0	0	33.2%
DOWNSTREAM
CRUDE PROCESSED	M toe	4.2	4.2	4.2	12.6	4.0	4.2	3.7	11.9	-5.8%
SALES OF OIL PRODUCTS (*)	Kt	3,705	3,783	4,026	11,514	3,539	3,689	3,220	10,448	-9.3%
Own network	Kt	2,622	2,943	3,014	8,579	2,684	2,829	2,713	8,226	-4.1%
Light products	Kt	2,143	2,135	2,269	6,547	2,213	2,157	2,181	6,552	0.1%
Other Products	Kt	479	808	745	2,032	472	671	532	1,674	-17.6%
Other Sales to Domestic Market	Kt	302	314	340	956	316	324	244	884	-7.5%
Light products	Kt	231	257	272	760	208	205	178	591	-22.2%
Other Products	Kt	71	57	68	196	108	119	66	293	49.5%
Exports	Kt	781	526	672	1,979	539	536	263	1,338	-32.4%
Light products	Kt	220	183	320	723	186	168	134	487	-32.6%
Other Products	Kt	561	343	352	1,256	353	368	130	851	-32.3%
PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCT	Kt	406	377	388	1,171	270	346	457	1,073	-8.4%
Base petrochemical	Kt	48	49	46	143	43	46	44	134	-6.7%
Derivative petrochemicals	Kt	359	328	342	1,028	226	300	413	939	-8.7%
LPG
LPG sales	Kt	114	78	98	290	113	109	89	312	7.7%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants, Chile

Preview of income statement for third quarter 2009

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission (“SEC”) currently permits oil and gas companies to disclose in their SEC filings only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as probable reserves, or possible reserves, or recoverable reserves, or resources among other, that SEC rules currently do not permit us to include in our filings with the SEC. U.S. Investor are urged to consider closely the disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC and available on Repsol YPF’s website (www.repsol.com). You can also obtain this information from the SEC by calling 1-800-SEC-0330 or at www.sec.gov. SEC rules were revised in 2008 and will permit additional disclosures to be made in certain SEC filings made after January 1, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 12th, 2009	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer